VR 3-12-04

SECURI[barcode]MISSION

04004776

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 WASH, D.C. 158 SEC MAIL PROCESSING SECTION

SEC FILE NUMBER
8- 41173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
March Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 S. Dearborn, Suite 320
(No. and Street)

Chicago (City) IL (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J. Rice, President (312) 640-0480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ravid & Bernstein, LLP
(Name – *if individual, state last, first, middle name*)

230 W. Monroe Street, Suite 330 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of March Capital Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A RHODES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/06/06

Patricia A. Rhodes
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCH CAPITAL CORP.

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2003

MARCH CAPITAL CORP.

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2003

CONTENTS

RAVID &
BERNSTEIN LLP
Certified Public Accountants

◆ John V. Basso, CPA
◆ Mark T. Jason, CPA
◆ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

Board of Directors
March Capital Corp.
Chicago, Illinois

We have audited the accompanying statement of financial condition of March Capital Corp. as of December 31, 2003, and the related statements of operations and changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of March Capital Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 13, 2004

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

MARCH CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 124	
Commissions receivable	149,231	
Miscellaneous receivables	8,251	
Prepaid expenses	4,218	
		$ 161,824

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Bank overdraft	$ 1,994	
Commissions payable	61,175	
Accrued expenses, other	5,688	
Illinois replacement tax payable	4,342	
		$ 73,199
Stockholder's Equity		
Common stock, 200 shares authorized; 100 shares issued	1,000	
Additional paid-in capital	6,217	
Retained earnings	81,408	
		88,625
		$ 161,824

See Notes to Financial Statements.

MARCH CAPITAL CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

COMMISSION AND FEE INCOME		$ 1,130,227
OPERATING EXPENSES:		
Salaries:		
Officer/stockholder	$ 98,876	
Other	660,723	
Payroll taxes and benefits	37,702	
	797,301	
Bank charges	331	
Entertainment/promotion	7,326	
Travel	651	
Office expense	7,979	
Parking/transportation	2,506	
Postage and delivery	1,577	
Rent, office	5,500	
Professional fees	19,303	
Regulatory and other fees	11,325	
Communication	6,630	
Continuing education	180	
Illinois replacement tax	4,342	
		864,951
NET INCOME		$ 265,276

See Notes to Financial Statements.

MARCH CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional		
	No. of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2002	100	$ 1,000	$ 6,217	$ 12,053	$ 19,270
Net income				265,276	265,276
Stockholder distributions				(195,921)	(195,921)
Balance, December 31, 2003	100	$ 1,000	$ 6,217	$ 81,408	$ 88,625

See Notes to Financial Statements.

MARCH CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

OPERATIONS:		
Net income	$ 265,276	
Adjustments to reconcile net income to net cash provided by operations:		
Changes in operating assets and liabilities:		
Assets - increase in:		
Commissions and fees receivable	(96,402)	
Prepaid expenses	(1,095)	
Miscellaneous receivables	(8,251)	
Liabilities - increase in:		
Bank overdraft	1,994	
Commissions payable	17,132	
Accrued expenses	5,688	
Illinois replacement tax payable	1,153	
Net cash provided by operations		$ 185,495
FINANCING ACTIVITIES:		
Stockholder distributions		(195,921)
NET DECREASE IN CASH		(10,426)
CASH, BEGINNING OF YEAR		10,550
CASH, END OF YEAR		$ 124

SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Cash paid during the year for Illinois replacement tax	$ 3,189
Cash paid during the year for interest	$ -

See Notes to Financial Statements.

1. Nature of Operations:

March Capital Corp. (Company) is an Illinois corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company's revenue consists primarily of commissions for raising funds invested in managed accounts in the alternative strategies sector, and private placements and offerings devoted substantially to start-up and early stage business ventures. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

2. Summary of Significant Accounting Policies:

a. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Cash and Cash Equivalents:

The Company maintains its cash in bank accounts insured by the Federal Deposit Insurance Corporation up to $100,000. The bank accounts, at times, exceeded federal limits. The Company has not experienced any losses on such accounts.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

c. Income Taxes:

Since the Company has elected to be taxed as an "S Corporation", there is no Federal income tax at the corporate level. Income flows through, and is taxed to the sole stockholder. The Company is subject to Illinois replacement tax.

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $76,156, which was $71,156 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.96 to 1 at December 31, 2003.

4. Significant Clients:

For 2003, two clients accounted for substantially all revenue. Commissions receivable at December 31, 2003 consisted entirely of amounts due from those clients.

3. Operating Lease:

The Company rents office facilities on a month-to-month basis at a current rate of $500 per month.

MARCH CAPITAL CORP

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total capital and allowable subordinated liabilities		$ 88,625
Deductions for non-allowable assets:		
Miscellaneous receivables		(8,251)
Prepaid expenses		(4,218)
NET CAPITAL		$ 76,156
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003), as originally filed:		
Net capital, as reported in Company's Part II (unaudited)		$ 76,532
Audit adjustment:		
Increase in Illinois replacement tax	$ (376)	
		(376)
NET CAPITAL		$ 76,156

MARCH CAPITAL CORP

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital	$ 76,156
Minimum net capital requirement:	
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 71,156
EXCESS NET CAPITAL AT 1000%	$ 68,836

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 73,199
Ratio: Aggregate indebtedness to Net Capital	0.96 to 1

RAVID &
BERNSTEIN LLP
Certified Public Accountants

◆ John V. Basso, CPA
◆ Mark T. Jason, CPA
◆ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Mr. Richard J. Rice
March Capital Corp.

In planning and performing our audit of the financial statements of March Capital Corp. ("Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) Making the quarterly securities examinations, counts, verifications and comparisons (2) Recordation of differences required by Rule 17a-13 (3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the shareholder has informed us that he exercises close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 13, 2004